Filed pursuant to Rule 433
January 9, 2009
Relating to Preliminary Pricing Supplement No. 828 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006

ABN AMRO Bank N.V.
10% Buffer Notes
Preliminary Pricing Sheet – January 9, 2009
12 MONTH, 10% BUFFER SECURITIES DUE JANUARY 29, 2010
LINKED TO THE PERFORMANCE OF THE SPDR TRUST SERIES 1

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa2, S&P A+)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	12 Month, 10% Buffer Securities linked to the performance of The SPDR Trust Series 1 due January 29, 2010 (the “Securities”)
Underlying Fund:	The SPDR Trust Series 1 (Bloomberg Code: SPY <US><Equity>)
Coupon:	None. The Securities do not pay interest.
Denominations:	$1,000
Issue Size:	TBD
Issue Price:	100%
Payment at Maturity:
At maturity, you will receive for each $1,000 principal amount of Security a cash amount calculated as follows:
(1)   if the fund return is positive, $1,000 plus the out-performance amount;
(2)   if the fund return is equal to or less than 0% up to and including -10%, $1,000; and
(3)   if the fund return is less than -10%, $1,000 plus [(fund return + 10%) x 1.1111 x $1,000].
If the fund return is less than -10% you could lose up to 100% of your initial principal investment.  In addition, if the fund return is positive, you will never receive a payment at maturity greater than the Maximum Redemption amount.

Fund Return:	The fund return is the percentage change in the price of the Underlying Fund, calculated as follows:
Final Price - Initial Price Initial Price
Initial Price:	100% of the closing price of the Underlying Fund on the Pricing Date, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Final Price:	The closing price of the Underlying Fund on the determination date.
Participation Rate:	4.00 (or 400%).
Out-performance amount:	For each $1,000 principal amount of Securities, an amount in cash equal to the lesser of: (a) the participation rate times the fund return times $1,000 and (b) the maximum amount.
Maximum Amount:	$___ per $1,000 principal amount of Securities. The Maximum Amount will be set on the pricing date. It will be no less than 22% and no more than 28% of $1,000
Buffer Level:
10% buffer. A fund return equal to or less than 0% up to and including -10% will not result in the loss of any principal.  A fund return of less than -10% will result in a loss of principal which could be up to 100% of your initial principal investment.

Maximum Redemption at Maturity:	The Maximum Redemption will be no less than $1,220 and no more than $1,280, which is equal to $1,000 plus the maximum amount.
Indicative Secondary Pricing:	• Internet at: www.s-notes.com • Bloomberg at: PIPN <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	00083G4U5 ISIN Code: US00083G4U53
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive.
Pricing Date:	January 26, 2009, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Settlement Date:	January 29, 2009
Determination Date:	January 26, 2010, subject to certain adjustments as described in the preliminary pricing supplement for the Securities
Maturity Date:	January 29, 2010 (12 Months)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC and the related Pricing Supplement for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=get company>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part.

**A credit rating (1) is subject to revision, suspension or withdrawal at any time by the assigning rating organization, (2) does not take into account market risk or the performance related risks of investing in the Securities, and (3) is not a recommendation to buy, sell or hold the Securities.

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are linked to performance of the SPDR Trust, Series 1, an exchange traded fund which we refer to as the Underlying Fund. The Securities have a maturity of 12 Months. The payment at maturity of the Securities is determined based on the performance of the Underlying Fund, subject to a cap, as described below. Unlike ordinary debt securities, the Securities do not pay interest. If the fund return is zero or up to and including -10% you will be entitled to receive only the principal amount of $1,000 per Security at maturity. In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. If the fund return is less than -10% you will suffer a loss and you could lose up to 100% of your initial principal investment. If the fund return is positive you will never receive more than Maximum Redemption per security at maturity. The Maximum Redemption will be set on the pricing date.

What will I receive at maturity of the Securities?

At maturity you will receive, for each $1,000 principal amount of Securities, a cash payment calculated as follows:

(1)     If the fund return is positive, $1,000 plus the out-performance amount; or

(2)     If the fund return is equal to or less than 0% up to and including -10%, $1,000; or

(3)     If the fund return is less than -10%, then $1,000 plus [(fund return) + 10%) x 1.1111x 1,000].

Accordingly, if the fund return is less than -10%, at maturity you will receive less than the principal amount of $1,000 per Security and you could lose up to 100% of your initial principal investment. If the fund return is positive, you will never receive a payment at maturity greater than the Maximum Redemption.

What is the out-performance amount, the participation rate and the maximum amount and how are they calculated?

The fund return is the percentage change in the fund price, over the term of the Securities, calculated as:

 Final Price - Initial Price
Initial Price

where,

•	the initial price is the closing price of the Underlying Fund on the pricing date; and

•	the final price is the closing price of the Underlying Fund on the determination date.

The out-performance amount is an amount in cash equal to the lesser of: (a) the participation rate times the fund return times $1,000 and (b) the maximum amount.

The maximum amount is between $220.00 and $280.00 (set on the determination date) per $1,000 principal amount of Securities.

The participation rate is 4.00 (or 400%).

Will I receive interest payments on the Securities?

No. You will not receive any interest payments on the Securities.

Will I get my principal back at maturity?

You are not guaranteed to receive any return of principal at maturity. If the fund return is less than -10% over the term of the Securities, you will lose some or all of your initial principal investment and you could lose as much as 100% of your initial principal investment. Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity any cash payment to which you are entitled, under the terms of the Securities.

However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which could be zero. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the performance of the Underlying Fund?

Example 1: If, for example, in a hypothetical offering, the initial price is $140.00, the final price is $160.00, the participation rate is 4.00 (or 400%) and the maximum amount is $250.00, then the fund return would be calculated as follows:

Final Price - Initial Price
Initial Price

or

                           $170.00 - $140.00          =     21.43%
$140.00

In this hypothetical example, the fund return is positive. Therefore, the payment at maturity will be calculated as:

$1,000 + the out performance amount

the out performance amount will be equal to the lesser of:

(a) the participation rate x fund return x $1,000 and (b) the maximum amount

or

(a) 400% x 21.43% x $1,000 = $857.20 and (b) $250.00

Therefore, in this hypothetical example, the out performance amount will be $250 since $250 is less than $857.20. As a result, you would receive at maturity the principal amount of $1,000 plus $250.00, for a total payment of $1,250 for each $1,000 principal amount of Securities. In this hypothetical example, the fund return was 21.43% but you would have received a return of 25% over the term of the Securities because the maximum amount is $250.00 or 25.00%.

Example 2: If, for example, in a hypothetical offering, the initial price is $140.00 and the final price is $133.00, then the fund return would be calculated as follows:

Final Price - Initial Price
Initial Price

or

                           $133.00- $140.00          =     -5.00%
$140.00

In this hypothetical example, the fund return is negative. Since the fund return is less than 0% but higher than -10% you would receive, at maturity, the principal amount of $1,000 per Security.

In this hypothetical example, the fund return was -5.00% and you would not have lost any of your initial principal investment because the fund return was between 0% and -10%. In this hypothetical example you would not have received any return on your initial principal investment and you would not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

Example 3: If, for example, in a hypothetical offering, the initial price is $140.00 and the final price is $90.00, then the fund return would be calculated as follows:

Final Price - Initial Price
Initial Price

or

                           $90.00 - $140.00          =     -35.71%
$140.00

In this hypothetical example, the fund return is negative and is less than -10%. Therefore, payment at maturity will be calculated as:

$1,000 + [(fund return + 10%) x 1.1111 x $1,000]

or

$1,000 + [(-35.71% + 10%) x 1.1111 x $1,000] = $714.34

Therefore, in this hypothetical example, you would receive at maturity a total payment of $713.34 for each $1,000 principal amount of Securities. In this hypothetical example, the fund return was -35.71% but you would have lost 28.56% of your initial principal investment over the term of the Securities.

These examples are for illustrative purposes only. It is not possible to predict the final price of the Underlying Fund on the determination date. The initial price is subject to adjustment as set forth in “Description of Securities –Adjustment Events; –Discontinuance of the Underlying Fund; Alteration of Method of Calculation” in the related Pricing Supplement.

Is there a limit on how much I can earn over the term of the Securities?

Yes. If the Securities are held to maturity and the Underlying Fund appreciates, the total amount payable at maturity per Security is capped. The cap will be set on the pricing date. It will be no less than $1,220 and no more than $1,280.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, you assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

The Securities do not pay any interest. The rate of return, if any, will depend on the performance of the Underlying Fund. If the Fund Return of the Underlying Fund is zero or up to and including -10% you will be entitled to receive only the principal amount of $1,000 per Security at maturity. In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. If the Fund Return is less than -10% you will suffer a loss and you could lose up to 100% of your initial principal investment. If the Fund Return is positive, you will never receive a payment at maturity greater than $1,170.00.

Liquidity Risk

The Securities will not be listed on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be very limited or non-existent. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the applicable Underlying Stock, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the Securities, we and every holder of a Security agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize each Security for all U.S. tax purposes as a single financial contract with respect to the Underlying Fund.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above. In particular, on December 7, 2007, the U.S. Treasury and the Internal Revenue Service released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.

The notice focuses in particular on whether to require holders of instruments such as the Securities to accrue constructive income over the term of their investment in the Securities. It also asks for comments on a number of related topics, including how the IRS characterizes income or loss with respect to these instruments; the relevance to such characterization of factors such as the exchange-traded status of the instrument and the nature of the underlying property to which the instrument is linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.

While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis.

Investors should consult their own tax advisor regarding the notice and its potential implications for an investment in the Securities.

This summary is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction.

This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted by the investor under the Internal Revenue Code. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.